File No. 70-8725


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                            64 Perimeter Center East
                             Atlanta, Georgia 30346

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                            64 Perimeter Center East
                             Atlanta, Georgia 30346

                   (Names and addresses of agents for service)
            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:


       W. L. Westbrook                       Thomas G. Boren, President
   Financial Vice President        Southern Electric International, Inc.
      The Southern Company                   900 Ashwood Parkway
    64 Perimeter Center East                      Suite 500
      Atlanta, Georgia 30346               Atlanta, Georgia  30338

                            John D. McLanahan, Esq.
                             Troutman Sanders LLP
                            600 Peachtree Street, N.E.
                                  Suite 5200
                           Atlanta, Georgia  30308-2216

                              INFORMATION REQUIRED


           Southern hereby amends Item 3 - Applicable Statutory Provisions of the Application or Declaration heretofore filed in this proceeding by deleting the last sentence in the first bullet-point paragraph of subsection 3.2(2), and substituting the following in lieu thereof:

"Southern represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Southern for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments."

                                    SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  October 31, 1995             THE SOUTHERN COMPANY

                                       By: /s/ Tommy Chisholm
                                              Tommy Chisholm, Secretary